HyGen Industries, Inc.

11693 San Vicente Boulevard, Suite 445

Los Angeles, California 90049

Telephone: (310) 923-2827

October 13, 2016

Via Edgar

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:        Mara L. Ranson, Assistant Director, Office of Consumers Products

Daniel Porco

Re:      HyGen Industries, Inc. - Request for Qualification

Pre-Qualification Amendment Number Five to the Offering Statement on Form 1-A

Originally Filed January 25, 2016

File No. 024-10518

Dear Ms. Ranson:

We respectfully request that the above referenced Offering Statement on Form 1-A for HyGen Industries, Inc., a California corporation, be declared qualified by the Securities and Exchange Commission at 1:00 PM Eastern Time on Monday, October 17, 2016.  This request entirely supersedes and replaces the request for acceleration made on our behalf by our legal counsel, Richardson & Associates, on September 29, 2016.

Very truly yours,

/s/ Richard Capua

Richard Capua, President

HyGen Industries, Inc.